SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment to Form N-8A
NOTIFICATION OF AMENDMENT TO
REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY
ACT OF 1940
The underwriting investment company
hereby notifies the Securities and
Exchange Commission that it is amending
its registration, filed on August 17,
2018 (File No. 811-23372), under and
pursuant to the provisions of
Section 8(a) of the Investment Company
Act of 1940, and in connection with such notification of amendment to its registration submits the following information:


Name: YOLANDA LEWIS dba
YOLANDA LEWIS INNOVATIVE RESOURCES INC.
Address of Principal Business Office:
2572 21st Street Sacramento
California 95818
Telephone Number: 888-900-5507
Name and Address of Agent for Service of
Process:
    CT Corporation
Suite 930
Los Angeles, California 90017

Check Appropriate Box:
Registrant is filing a Registration
Statement pursuant to Section 8(b) of
the Investment Company Act of 1940
concurrently with the filing of Form
N-8A/A:
Yes  x    No

---------------------------
** NOTICE OF TRADE ACCEPTANCE **

FACE AMOUNT CERTIFICATE NO.
08092019-2511001


CARDINAL MAINTENANCE SERVICE, INC
4133 EMBASSY DR. SE
GRAND RAPIDS MI 49546

INVOICE NO. 10315R
08/06/2019

FULL SETTLEMENT TEAMING AGREEMENT
CONTRACT #N69450-D-4315
NAVAL AIR STATION, KEY WEST FLORIDA
OCTOBER 1 2009 TO SEPTEMBER 20 2014

TRADE ACCEPTANCE
CARDINAL MAINTENANCE SERVICE, INC
INVOICE NO. 10315R



TOTAL CHARGES: 333,000.00
ASSESSMENT (25%)   83,250

Grand Total: 416,250

FACE AMOUNT CERTIFICATE NO.
08092019-2511001
ISSUE DATE: 08-09-2019

MATURITY DATE: 11/07/2019
International CUSIP NO, US85453P2065
CERTAIN SUM:  416,250 FOUR HUNDRED SIXTEEN
THOUSAND TWO HUNDRED FIFTY DOLLARS
IN UNITED STATES CURRENCY

            *********************

I as Presiding Natural Person Registrar, of
FDIC and Federal Deposit Insurance Banking Act, established Common Interest on behalf of CIK I.D.
# 0001750462 , fully insured
balance up to 250,000.00 per passing
Face-Amount-Certificate have Accepted
Cardinal Maintenance Service, Inc Offer, Being Accord &
Satisfaction, Payable at Office out of Financial Aid,
District Clearing House 12 for Place of Payment, upon receiving Cardinal Maintenance Service, Inc, Drawn Bill of Exchange for Bill of Credit 333,000.00 and the TOTAL AMOUNT $416,250.00 FOUR HUNDRED SIXTEEN
THOUSAND TWO HUNDRED FIFTY DOLLARS IN UNITED STATES
CURRENCY TO BE RAISED DUE IMMEDIATELY.

Executed on  9th day of August, 2019

Employees Securities Company Yolanda Lewis
CIK 0001750462 for Employees' Securities
Company Jalen Lewis

/s/ Lewis for Yolanda, PID 160-12578-4
International Organization